UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarter ended September 30, 2001

ALLEGHENY ENERGY, INC.

(Name of registered holding company)

10435 Downsville Pike, Hagerstown, Maryland 21740-1766

(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 should be directed to:	Thomas J. Kloc Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 -1766 (301) 665-2711

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company		Energy or Gas-related Company	Date of Organization	State Of Organization	Percentage of Voting Securities Held

Allegheny Energy, Inc.	(1)
|
Allegheny Ventures, Inc.	(2)
|
Allegheny Energy Solutions, Inc.	(3)	Energy	July 23, 1997	Delaware	100%

Allegheny Energy, Inc.	(4)
|
Allegheny Energy Supply Company, LLC	(5)
|
Mon Synfuel, LLC	(6)	Energy	May 15, 2000	Maryland	2.458%

Allegheny Energy, Inc.	(7)
|
Allegheny Energy Supply Company, LLC	(8)
|
Allegheny Energy Global Markets, LLC	(9)	Energy	March 16, 2001	Delaware	100%

Nature of Business:

(1) Allegheny Energy, Inc. holds directly all of the outstanding securities in Allegheny Ventures, Inc.
(2) Allegheny Ventures, Inc. holds directly all of the outstanding securities in Allegheny Energy Solutions, Inc.

(3)  Allegheny Energy Solutions, Inc. currently develops competitive generation solutions (i.e. distributed generation, cogeneration, prime power, green power, and uninterrupted power source (UPS)) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines, and solar cells.

(4) Allegheny Energy, Inc. owns 98.033% of Allegheny Supply Company, LLC, the remaining ownership of 1.967% is owned by ML IBK Positions, Inc..
(5) Allegheny Energy Supply Company, LLC holds a percentage membership in Mon Synfuel, LLC.

(6)  Mon Synfuel, LLC is developing the expansion of a coal fines recovery facility located at Monview Mine and the addition of a facility for the production of coal-based synthetic fuel from the coal fines.

(7) Allegheny Energy, Inc. owns 98.033% of Allegheny Supply Company, LLC, the remaining ownership of 1.967% is owned by ML IBK Positions, Inc..
(8) Allegheny Energy Supply Company, LLC owns 100% of Allegheny Energy Global Markets, LLC.
(9) Allegheny Energy Global Markets, LLC is an energy commodity marketing and trading business.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Contributing Capital	Company Receiving Capital	Amount Of Capital Contribution

None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

No services have been provided by the reporting company to associate companies to date.

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost Of Capital	Total Amount Billed

Allegheny Energy Service Corporation	Allegheny Energy Solutions, Inc.	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services.	$651,297	$104,119		$755,416

Allegheny Energy Service Corporation	Allegheny Energy Global Markets, LLC	Technical support; planning & implementation of financial programs; counsel on corporate, legal and regulatory matters; general and administrative services and risk management.	$637,745	$444,706		$1,082,451

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

(Thousands of Dollars)

Investments in energy-related companies:

Total consolidated capitalization as of September 30, 2001	$7,484,851		line 1

Total capitalization multiplied by 15% (line 1 multiplied by 0.15)	$1,122,728		line 2

Greater of $50 million or line 2		$1,122,728	line 3

Total current aggregate investment: (categorized by major line of energy-related business)
Allegheny Energy Solutions, Inc.	$ 21,170
Mon Synfuel, LLC	$ 250
Allegheny Energy Global Markets, LLC	$ 890,114

Total current aggregate investment		$ 911,534	line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$ 211,194	line 5

Investments in gas-related companies:

None
ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Allegheny Energy Solutions, Inc.:

Statement of Operations for the Three and Nine Months Ended September 30, 2001

Balance Sheet as of September 30, 2001

Allegheny Energy Global Markets, LLC:

Statement of Operations for the Three Months Ended September 30, 2001 and from Purchase Date (March 2001) through September 30, 2001

Balance Sheet as of September 30, 2001

Note: Allegheny Energy, Inc. (Allegheny Energy), Allegheny Energy Supply, LLC (Supply) and Allegheny Energy Global Markets (Global Markets) intend that (1) all trading activity effected by Supply directly or by Global Markets as agent for Supply from the closing of the acquisition ("Post-Closing Trades") be done for the account of Supply and recorded solely on the financial records of Supply (and not Global Markets), (2) the closing acquired trades be acquired for the account of Supply and be recorded solely on the financial records of Supply (and not Global Markets) and (3) the novated trades be purchased by Supply from Global Markets on the date of novation for the net fair market value (positive or negative) of such trades as of such date. Certain accounting entries do not conform to the parties intentions. In order that the accounting entries conform to the above during the fourth quarter of 2001, Allegheny Energy will revise the stand-alone financial statements of Global Markets and Supply. Allegheny Energy is in the process of determining the adjustments to be recorded. The adjustments will not alter the consolidated financial results of Supply. Upon completion of the accounting entries Allegheny Energy will immediately file the amended Balance Sheet and Statement of Operations for Global Markets.

Signature

     Pursuant to the requirements of the Public Utilities Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLEGHENY ENERGY, INC.

/s/ THOMAS J. KLOC

Thomas J. Kloc
Vice President and Controller
(Chief Accounting Officer)

November 29, 2001

Allegheny Energy Solutions, Inc.

STATEMENT OF OPERATIONS
(Thousands of Dollars)
	Unaudited	Unaudited
	Three months ended September 30, 2001	Nine months ended September 30, 2001

Operating revenues	$ 6,494	$ 30,978

Operating Expenses:
Cost of goods sold	6,385	22,969
General and administrative expenses	239	10,550
Maintenance	8	30
Taxes other than income taxes	19	123
Federal and state income taxes	(60)	(1,017)
Total operating expenses	6,591	32,655
Operating Income (Loss)	(97)	(1,677)

Other Income and Deductions:
Other income, net	(178)	322

Net Income (Loss)	$ (275)	$ (1,355)

Allegheny Energy Solutions, Inc.

BALANCE SHEET

Unaudited
September 30, 2001
(Thousands of Dollars)

ASSETS
Property, plant and equipment	$ 353
Accumulated Depreciation	(32)
321
Investments in other assets:
Unregulated investments	1,860

Current Assets:
Cash	2,781
Accounts Receivable:
Utility service	1,720
Other	2,094
Allowance for uncollectible accounts	(2,094)
Materials and supplies -at average cost:
Operating and construction	30
Prepaid taxes	1,098
Other current assets	918
6,547

Deferred charges	14

Total Assets	$ 8,742

CAPITALIZATION AND LIABILITIES
Common stock	$ 1
Other paid-in capital	9,169
Retained Earnings	(6,391)
2,779

Current Liabilities:
Short-term debt	2,000
Accounts Payable	125
Accounts Payable, to affiliates, net	510
Other accrued taxes	44
Other	2,897
5,576

Deferred Credits and Other Liabilities:
Deferred Income Taxes	381
Other	6
387

Total Capitalization and Liabilities	$ 8,742

Allegheny Energy Global Markets, LLC

STATEMENT OF OPERATIONS

BALANCE SHEET

Note: Allegheny Energy, Inc. (Allegheny Energy), Allegheny Energy Supply, LLC (Supply) and Allegheny Energy Global Markets (Global Markets) intend that (1) all trading activity effected by Supply directly or by Global Markets as agent for Supply from the closing of the acquisition ("Post-Closing Trades") be done for the account of Supply and recorded solely on the financial records of Supply (and not Global Markets), (2) the closing acquired trades be acquired for the account of Supply and be recorded solely on the financial records of Supply (and not Global Markets) and (3) the novated trades be purchased by Supply from Global Markets on the date of novation for the net fair market value (positive or negative) of such trades as of such date. Certain accounting entries do not conform to the parties intentions. In order that the accounting entries conform to the above during the fourth quarter of 2001, Allegheny Energy will revise the stand-alone financial statements of Global Markets and Supply. Allegheny Energy is in the process of determining the adjustments to be recorded. The adjustments will not alter the consolidated financial results of Supply. Upon completion of the accounting entries Allegheny Energy will immediately file the amended Balance Sheet and Statement of Operations for Global Markets.